April 24, 2008
VIA EDGAR
Jennifer Thompson
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549
Re: Resources Connection, Inc.
File No. 0-32113; Form 10-K for Fiscal Year Ended May 31, 2007
        Form 10-Q for Fiscal Quarter Ended February 29, 2008
        Forms 8-K filed December 20, 2007 and March 26, 2008
Dear Ms. Thompson:
On behalf of Resources Connection, Inc. (the “Company”), this letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter dated April 10, 2008 (the “Staff’s Letter”), regarding our Form 10-K for fiscal year ended May 31, 2007, Form 10-Q for fiscal quarter ended February 29, 2008 and Forms 8-K filed December 20, 2007 and March 26, 2008. The responses set forth below correspond to the numbers assigned in the Staff’s Letter. For the Staff’s convenience, we have restated each of the Staff’s comments in bold type immediately prior to the Company’s response to such comment:
Form 10-K for the Fiscal Year Ended May 31, 2007
Item 7. Management’s Discussion and Analysis, page 27
Liquidity and Capital Resources, page 37
1.	We note your analysis of cash provided by operating activities. Please revise future filings to analyze the underlying reasons for changes in your cash flows and to better explain the variability in your cash flows, rather than merely reciting the information seen on the face of your cash flow statement. Refer to Section IV of our Release 33-8350.
Response:
1.	The Company recognizes the Staff’s comment. In future filings, we will revise our discussion to analyze the underlying reasons for changes in our cash flows and to explain the variability in cash flows pursuant to Item 303 of Regulation S-K.

Item 8. Financial Statements and Supplementary Data
Note 14. Stock Based Compensation Plans, Page 57
2.	We read on page 59 that your stock based compensation expense relates to stock options, restricted stock and employee stock purchases related to the ESPP. With regards to your restricted stock, please tell us how you considered the disclosure requirements of paragraph A240(b)(2) of SFAS 123R. If you have combined the disclosures for your stock options and your restricted stock, please consider separately disclosing information related to these awards as we believe their differing characteristics make separate disclosure important to an understanding of your use of stock-based compensation, as indicated by paragraph A240(f) of SFAS 123R.
Response:
2.	We considered the disclosure requirements of paragraph A240(b)(2) of SFAS 123R and determined that our restricted stock grants, which aggregate 30,000 shares, are not material for disclosure.
Form 10-Q for the Fiscal Quarter Ended February 29, 2008
3.	We note that you state your disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding disclosure. See Exchange Act Rule 13a-15(e). Alternatively, you may conclude that your disclosure controls and procedures are “effective” or “ineffective” without providing any part of the definition of disclosure controls and procedures.
Response:
3.	We have read the Staff’s Comment and Exchange Act Rule 13a-15(e). In future filings, we will revise our disclosure regarding the conclusions of our principal executive officer and principal financial officer with respect to the effectiveness of our disclosure controls and procedures without providing any part of the definition of disclosure controls and procedures.

Forms 8-K filed December 20, 2007 and March 26, 2008
4.	We believe the non-GAAP operating statement columnar format appearing in your press releases furnished with your forms 8-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate non-GAAP financial statements as a “measure”. Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.
Response:
4.	In future filings, the Company will present individual non-GAAP measures incorporating only specific line items and subtotals. Additionally, we will assess our revised presentation in accordance with Item 10 of Regulation S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.
Additionally, we acknowledge that: The Company is responsible for the adequacy and accuracy of the disclosure in our filings; the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the Staff’s comments and request that the Staff contact the undersigned at (714) 430-6500 with any questions or comments regarding this letter.

Sincerely,
/s/ Nathan Franke
Executive Vice President and Chief Financial Officer
Resources Connection, Inc.